

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

Via E-mail
Ofer Naveh
Chief Financial Officer
R.V.B. Holdings Ltd.
Platinum House, 21 Ha'a'rba'ah Street
Tel Aviv, 64739, Israel

> **Re: R.V.B. Holdings Ltd.**
> **Form 20-F for the Event Dated August 31, 2011**
> **Filed September 7, 2011**
> **File No. 000-29884**

Dear Mr. Naveh:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Event Dated August 31, 2011

Part I

1C.2 Auditors, page 2

1.   We note that on August 22, 2011 your shareholders approved the appointment of Brightman Almagor Zohar & Co. as your new independent auditor; however you have not provided any further disclosures regarding the change in auditors. Please tell us how you considered providing each of the disclosures required by Item 16F of Form 20-F including a letter from the former auditors addressed to the Commission stating whether the auditors agree with the statements made by you about them and, if not, stating the respects in which they do not agree.

Environmental Energy Resources (Israel) Ltd.

Interim Condensed Financial Statements

2.   We note that you have presented condensed financial statements containing only one annual period and that you have not provided an accompanying audit report. Please explain how the financial statements included in the filing comply with the instructions to Form 20-F. In this regard, please tell us how you considered providing full audited financial statements for all periods required accompanied by an audit report of an independent auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief